Safe-T Group Ltd.

8 Abba Eban St.

Herzliya, 4672526 Israel

October 30, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Safe-T Group Ltd. (CIK: 0001725332)
Registration Statement No. 333-233976 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Safe-T Group Ltd. (the “Registrant”) hereby withdraws its request submitted on October 29, 2019 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), on October 29, 2019 at 5:00 p.m., Eastern Time.

Further, pursuant to Rule 461 of the Securities Act, we hereby request acceleration of the effectiveness of the above-referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern Time, October 31, 2019, or as soon thereafter as practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

SAFE-T GROUP LTD.

By:	/s/ Shachar Daniel
Chief Executive Officer